Exhibit (14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our reports each dated February 24, 2021, relating to the financial statements and financial highlights of PanAgora Global Diversified Risk Portfolio and AQR Global Risk Balanced Portfolio, each a series constituting the Brighthouse Funds Trust I, appearing in the Annual Report on Form N-CSR of Brighthouse Funds Trust I for the year ended December 31, 2020, and to the references to us under the headings “Financial Highlights of the Buying Portfolio” in the Combined Proxy/Prospectus Statement and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 29, 2021